ROBERT L. B. DIENER
Attorney at Law
122 Ocean Park Blvd.  Suite 307
Santa Monica, CA 90405
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

September 2, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-167939
Filed on July 1, 2010

Ladies and Gentlemen:

Pursuant to a conversation between Robert Diener and Erin Wilson of the Division of Corporate Finance, please be advised that the Company expects to file a response to the Commission’s comment letter dated July 23, 2010, together with its amended Form S-1 Registration Statement and Amended Form 10-K Annual report by the close of business on Friday September 3, 2010.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

By:	/S/ Robert L. B. Diener
Robert L. B. Diener